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                                                                       EXHIBIT C

                              ETFS Acquisition Co.
                                   201 Bonham
                               Paris, Texas 75641

August 23, 1999


Board of Directors
East Texas Financial Services, Inc.
1200 South Beckham
Tyler, Texas  75701

Gentlemen:

This letter sets forth the general terms of a proposal whereby ETFS Acquisition Corp. (the "Purchaser") will acquire (the "Acquisition") all of the outstanding capital stock of East Texas Financial Services, Inc. ("ETFS") for cash consideration of $16 per share. We request that you meet with us and our advisors at your earliest convenience to discuss this proposal.

If the proposed terms of this transaction are acceptable to you, we are prepared to promptly begin a due diligence review as contemplated by paragraph 3 below and to negotiate a definitive written agreement (the "Agreement") containing customary terms, agreements, representations, warranties, indemnities and conditions, which will be subject to the approval of Purchaser and the board of directors and shareholders of ETFS.

1. Consideration. The consideration to be received by the shareholders of ETFS is $16.00 per issued and outstanding share of common stock of ETFS, subject to the satisfactory negotiation of the Agreement and completion of our due diligence review and the other conditions stated below. The Acquisition will be structured as a merger of ETFS and the Purchaser in which all shares of ETFS Common Stock not owned by the Purchaser will be converted into the right to receive cash.

2. Conditions. The Acquisition will be subject to such terms and conditions as are contained in the Agreement, including without limitation the following:

   (a) receipt of all applicable regulatory approvals, including, but not limited to, approvals or confirmations from the appropriate state and federal bank regulatory agencies with respect to of the recapitalization of First Federal Savings ("First Federal");

   (b)   compliance with all applicable laws and regulations;

   (c) the approval of the Acquisition by the board of directors and shareholders of ETFS;

   (d)   satisfaction of any other necessary corporate action or requirements;

   (e) the absence of any condition to regulatory approvals objectionable to Purchaser;

   (f) the absence of any material adverse change in the financial condition, business operations, or prospects of First Federal that would render the Acquisition inadvisable;

   (g) there shall not be any extraordinary expenses paid by ETFS through the date of closing; and





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   (h)   resolution of the obligations of ETFS under the existing employment agreements with Gerald Free and Derrell Chapman on terms reasonably satisfactory to Purchaser.

We have obtained assurance that the necessary financing for the Acquisition is available to the Purchaser and we will provide the details of this financing to you as we continue our discussions.

3. Due Diligence Review. Purchaser will review the financial condition of First Federal prior to the execution of the Agreement for a period of time not to exceed thirty (30) calendar days. ETFS agrees to provide Purchaser and its employees and agents full access to the premises of First Federal and to all of ETFS' books and records and to furnish such financial, operating, and other information with respect to ETFS and First Federal as may be necessary to enable Purchaser to conduct such review. Such review will be conducted in a manner that will be the least disruptive to the daily operations of ETFS and First Federal, and in a manner that will cause the least concern to its customers and employees. All information which is not in the public domain will be maintained on a confidential basis by Purchaser and its employees and agents unless and until such information does not enter the public domain as a result of a breach of this provision. Upon request by ETFS, all information and documents provided to Purchaser shall be returned to ETFS.

4. Prohibited Negotiations. Between the date of the execution of this letter by ETFS and Purchaser and the earlier to occur of (a) the execution of the Agreement, (b) the date on which either party provides the other party with written notice that negotiations regarding an Agreement are terminated, or (c) the sixtieth (60th) calendar day after ETFS signs this letter, neither ETFS, First Federal nor any of their respective employees or agents, shall negotiate with any other party, or enter into any agreement, arrangement, or understanding, regarding the sale or transfer of substantially all of the assets or stock of ETFS or First Federal, the merger of ETFS or First Federal, or any other business combination involving ETFS or First Federal without the prior written approval of Purchaser. In addition, during such period, ETFS and First Federal will not (a) negotiate or agree to issue shares of its capital stock or options with respect to the purchase of its capital stock, or (b) enter into negotiations which would result in a recapitalization or any other major corporate change.

5. Nonbinding Nature of Letter of Intent. Notwithstanding any indication in this letter of intent to the contrary, except for the terms and provisions of paragraphs 3, 4, 5 and 6, the matters set forth herein represent only a nonbinding summary of the discussions to date between the parties hereto with respect to the proposed Acquisition outlined herein, and do not constitute a binding agreement between the parties with respect to the proposed Acquisition and are contingent on the negotiation, execution and delivery of the Agreement, setting forth in detail the terms, provisions and conditions for the proposed Acquisition. Except as expressly provided herein, neither ETFS nor Purchaser, nor their respective directors, officers, employees or shareholders, will have any liability or obligation with respect to the proposed Acquisition hereunder or otherwise, unless and until the Agreement is executed and delivered by the parties hereto. Consummation of the Acquisition is conditioned upon, among other things, the due diligence review contemplated by paragraph 3 and the execution of the Agreement.

6. Expenses. The parties hereto will each bear their own costs and expenses from the date of this proposal through the consummation of the Acquisition including, but not limited to, legal, accounting, brokerage, travel, telephone and other expenses.

7. Acceptance. This letter of intent must be executed and delivered to Purchaser by and authorized representative of ETFS on or before 5:00 p.m., local time, September 7, 1999 (the "Termination Date"). If this letter of intent is not executed by the Termination Date, then it shall be void and of no force and effect.



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Please sign in the space below to indicate your agreement to this letter of intent and return the extra copy of this letter to us.

                                                Very truly yours,


                                                /s/ WILLIAM D. VAUGHAN

                                                William D. Vaughan,
                                                on behalf of Purchaser


AGREED TO ON __________, 1999

EAST TEXAS FINANCIAL SERVICES, INC.


By:
   -----------------------------------------
         Gerald W. Free, President and
         Chief Executive Officer